Mail Stop 3561

June 3, 2009

John Amand
Chief Executive Officer, Chief Financial Officer and President
World Wide Relics Inc.
1202 Lexington Avenue, Suite 104
New York, NY 10028

> **Re:** **World Wide Relics Inc.**
> **Registration Statement on Form S-1**
> **Filed May 7, 2009**
> **File No. 333-159028**

Dear Mr. Amand:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your registration statement does not consistently conform to the requirements of Form S-1. For example, the cover page does not indicate whether you are filing as a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Also, the item numbers provided in Part II of your filing are inaccurate. For example, your reference to Item 24 should be to Item 14, and your reference to Item 25 should be to Item 13. Please revise your filing accordingly.

2. Because you have registered the sale of the securities being issued in the spin-off rather than comply with the conditions specified in Staff Legal Bulletin No. 4 dated September 16, 1997, please revise your registration statement to identify your parent as an underwriter and a selling shareholder. Please refer to Item 507 of Regulation S-K. If you do not believe this is necessary, please tell us why.

3.   Please provide the information required by Item 407(a) of Regulation S-K.

Calculation of Registration Fee

4.   We note the first sentence of footnote two to the fee table, particularly "to be distributed pro-rata to World Wide Relics Inc., Inc. (CCUC) holders of record . . ." It appears that your shares will be distributed to the shareholders of Classic Costume Company, Inc., so please revise the sentence accordingly.

Cover Page of the Prospectus

5.   It appears that your shares will be distributed to the shareholders of your parent, Classic Costume Company, Inc., a Delaware corporation. Please revise the first paragraph accordingly.

6.   Please provide the information required by Item 501(b)(9) of Regulation S-K.

7.   We note that a "subject to completion" legend is included on the cover of the registration statement, but not on the cover page of the prospectus. If you plan to use the prospectus before the effective date of the registration statement, please revise to include the "subject to completion" legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

Prospectus Summary, page 3

8.   Please provide the information required by Item 503(b) of Regulation S-K.

Ability of Company to Continue as a Going Concern, page 3

9.   In the sentence that directly precedes the penultimate sentence, you refer to "the possible exercise of the common stock warrants also contained in this registration statement." Please explain this reference to us.

10.   We note that you continue to seek additional liquidity to improve your working capital position through the Self Offering conducted herein. It appears that you will not receive any proceeds from the disclosure on page 31. Please revise your disclosure to clarify how this offering will improve your working capital.

Description of Business, page 16

11.   Please expand "History of the Company" to explain the background of the spin-off, including the parent's reasons for the spin-off and the involvement of any third parties in

the determination to conduct the spin-off. Please name any third parties, describe their involvement, and describe and quantify any past or proposed consideration payable to them.

12.   Please provide the information required by Item 101(h)(4)(xii) of Regulation S-K.

13.   Because this section should describe your business, please remove the references to Classic Costume Company, Inc. on page 18 under the heading "The Technology."

Management's Discussion and Analysis or Plan of Operation, page 19

Overview, page 19

14.   Please revise the discussion and analysis to include period to period comparisons for all of the periods included in your amended filing. We note there is no comparative discussion of the inception to date period. See the Instructions to Item 303(a) of Regulation S-K.

15.   Please expand your overview to provide more detail about the uncertainties you currently face as it specifically relates to the construction of your website and expanding your product offerings. Discuss the resources required, estimated completion date and the extent these events will significantly impact income from continuing operations in the upcoming twelve months. Also please disclose the method historically used to sell your products, when management expects to transfer operations to the website, describe the type and timing of new product offerings and how management intends to source these products, as applicable. See Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 24

16.   We refer you to your disclosure in which you project to be operating in a positive cash flow mode by the third quarter of 2009. Please describe the basis that you have to assert that you will generate positive cash flows by the third quarter of 2009. Your disclosure should include, at a minimum, the key factors and significant assumptions made to support your assertion.

17.   We note your statement on page six that many of the expenses associated with hiring professional consultants for historical accuracy of your product range and with other matters are relatively fixed in the short-term. We also note your statement on page eight that many of your products and services are intended to be introduced for sale through electronic market media and that your success will depend largely upon the success of these and future products and services, and marketing presentation enhancements. Please expand your disclosure to discuss the known demands to implement your business plan, the timing of these demands, the amount of the funding required, the expected sources of funding and the impact on you if the funding cannot be obtained. Refer to Item 303(a)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 27

18.   We note your statement that the table "is based on a pro forma issuance of the 6,478,559 shares of common stock outstanding as of April 1, 2009." We also note the following statement on page 31: "As of April 1, 2009, World Wide Relics Inc. had 1,000,000 issued and outstanding shares of Common Stock, all held by Classic Costume." Please provide the information required by Item 403 of Regulation S-K.

Index to Consolidated Financial Statements, page 37

19.   It appears that the financial statements of World Wide Relics, Inc. exclude certain intangible assets, liabilities and operating expenses recorded within the financial statements of Classic Costume Company, Inc. as presented in its Form 10-K for the year ended December 31, 2008. In view of the fact that World Wide Relics, Inc. appears to be the only operating subsidiary owned by Classic Costume Company, Inc., please explain why these assets, liabilities, and operating expenses as well as transactions described in Note 6 to Classic Costume's financial statements are not presented in the financial statements of World Wide Relics. Present a footnote to your financial statements that describes the basis for presenting the spin-off and the assumptions applied in preparing the financial statements for the spin-off. See SAB Topic 1.B.

20.   You should retroactively reflect the forward stock split of one million common shares throughout the consolidated financial statements, related footnotes and disclosures and clearly explain when shares amounts are presented on a pre-split basis, as applicable. Also please include a policy note describing the effective date, share distribution and other pertinent terms of the stock split.

21.   To the extent you make revisions to your consolidated financial statements as a result of the following staff comments please reflect these revisions within summary financial information, management's discussion and analysis and elsewhere in your amended filing, as applicable.

22.   Please note the requirements to update your financial statements with unaudited interim statements for the subsequent period. See Rule 8-08 of Regulation S-X.

Statements of Changes in Stockholders' Equity, page F-4

23.   On page 16 you disclose issuing one million shares to Western Securities Corporation on January 15, 2006 and your statement of equity shows these shares to be issued prior to December 31, 2005. Please advise or revise the number of shares to properly reflect the stock split and correct timing of the share issuance, as applicable.

Notes to Financial Statements, page F-6

Note 1 – Description of Business, page F-6

24.   We note in the penultimate sentence of the first paragraph of Note 1 that the "final business group" is the marketing and sale of high quality copies of both British and German uniforms from both world wars. Please revise your disclosure clarify what you mean by "final business group" and make similar revisions throughout the filing where you refer to "the final business group."

Note 2 – Summary of Significant Accounting Policies, page F-6

25.   Please disclose your accounting policy with respect to web site development costs. Refer to EITF 00-2 for additional guidance.

Revenue Recognition, page 45

26.   We note that you recognize revenues from services when they are performed. Please describe the nature of services that you perform, or revise to describe your policy for the recognition of revenues from product sales.

Separation from Classic Costume Company, Inc., page F-6

27.   Please clarify the date at which World Wide Relics was spun-off as it appears that the disclosure claiming the spin off of World Wide Relics, Inc. shares occurred on November 1, 2008 was prior to the date the Board resolved to spin off the subsidiary of February 5, 2009.

Part II

Undertakings, page 52

28.   We note your disclosure beginning on page 52. Please furnish the undertakings required by Item 512 of Regulation S-K. The wording of the undertakings you furnish should mirror the relevant undertakings in Item 512.

Signatures

29.   Please revise this section to comply with the instructions for this section in Form S-1.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director